Exhibit 99.1

High Growth from Unique Technology May 2003

High Growth from Unique Technology Today's Program: Peter Macdonald - Introduction Don Merkley - R&D Tour R&D Centre Break Don Merkley - Manufacturing Tour Plant Lunch Break Louis Gries - Global FC Operations Don Merkley - Pipes and Roofing Peter Macdonald - Wrap Up

Vision The decisions we make will be driven by three fundamental principles: World's Best Manufacturing Profitable Growth Winners All principles must work together to produce focus and drive To relentlessly pursue profitable fibre cement growth in a repositioned, differentiated fibre cement industry

Fundamental Principles World's Best Manufacturers We are the best in world at making fibre cement We build plants faster at a lower cost We achieve higher throughputs We are the cost and quality leader We invest in product innovation and production technology In short We make fibre cement better than competitors bigger, faster, stronger lowest cost We make fibre cement products competitors can't

Fundamental Principles Profitable Growth We deliver consistent growth (volume/revenue) Growth is delivered through: market penetration geographic expansion product innovation In short We are top line growth driven

Fundamental Principles Winners We are passionate about winning with fibre cement Our drive is to beat the competition in: manufacturing product offering sales efforts all other fields we decide to pursue In short We do everything we can to beat the competition

Values A high performance meritocracy High performance hurdles Continuous step changes required Our people need to Relish competition and love winning Be willing to learn and innovate Challenge themselves and each other Rewards are material if value is created

High Growth from Unique Technology Performance FY 03 - strong growth in revenues and earnings Strong cash generation and returns to shareholders Strategic position enhanced Competitive position in all markets Technology advances and products in the pipeline

High Growth from Unique Technology Unique technology - drives growth Existing products enhanced and more differentiated against competition New products to access new markets New production processes commercialised Intellectual property protection enhanced Continuing to extend our lead in fibre cement technology

High Growth from Unique Technology Business portfolio balanced to achieve short and long term growth USA expected to double between 2002 - 2007 Growth and attractive returns from ANZ Numerous opportunities for growth > 5 years Asset mix reflects this

High Growth from Unique Technology James Hardie Business Portfolio - FY 03 GCE Sales EBIT USA - Established high growth/high return 70% 75% 89% Asia Pacific - Established high return 21% 24% 17% Other - Emerging opportunities (Pipes, Roofing, Europe, Chile) 9% 1% (6%) Total 100% 100% 100%

Unique Technology Sustainable Competitive Advantage Unique plant engineering and proprietary process technology and product formulations Superior capital cost efficiency - plant capital cost 1/2 that of competitors Largest, lowest cost manufacturer - plant operating cost 20-30% lower than competitors Superior economies of scale - plants 2-3 times larger than competitors Unique differentiated products, widest range and strongest brand

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

High Growth from Unique Technology May 2003

Research and Development Technology Review May 2003

Industry leading investment in fibre cement technology continues to widen the gap from competition Product development pipeline is full Next generation platforms are beginning to be commercialised JH State of Technology

Technology Organization A Technology Management Team (TMT) Direction for JH Technology Core Research Group (Core R&D) Providing sustainable, leading edge technologies to the Product Development Groups Product Development (PD) Groups Delivering products and systems that support each BU's objectives Engineering Group Next Generation Process Process Development Construction

Durability is the Key Performance Requirements Freeze Thaw Heat Rain Hail Fire

Balancing key attributes within classes, is like walking a tightrope Low Density Durability Nailability Strength Ease of Installation Low Maintenance Performance Characteristics

Medium Density Hatschek Performance Characteristics Density Other Performance Durability Performance Next Generation Fibre Cement Sev Ext Mod Low

Increased performance at lower densities Durability Ease of use Vision

Diverse workforce of over 100 technologists mixture of science and engineering 45% with greater than 5yrs service +50% with advanced degrees Focused on analytical and computational approaches to process development and product prototyping Resources - People

The JH approach is "hands on", including the development of many proprietary processes, methods and procedures Capabilities

Formulation Fit for use Design Shape Texture Finish Sealer Primer Topcoat Product Development Installation Systems Components Tools Risk Assesment Durability Process Design

Beaded Lap Product Innovation

Shingle Panel Product Innovation

Vented Soffit Product Innovation

Prime Plus Product Innovation

ColorPlus Product Innovation Natural Cedar Oak Brown Pewter Gray Chestnut Brown Arctic White Khaki Brown Monterey Gray Sandstone Seclusion Navajo White Sky Gray

HardiTrim w/HLD Product Innovation Rustic Grain Smooth

HardiBacker with G2 Technology Product Innovation

Product Innovation EZ Grid

ExoTec Facade Panel Six Sided Sealed Enhanced performance Improved stability for a wide range of finishes Improved moisture resistance Higher Impact Resistance Faster Installation Product Innovation

Linea Weatherboards with CLD Technology Product Innovation 16 mm thickness - deep shadowline Fire rating, low thermal movement, tongue & groove joins JH proprietary Ceramic Low Density technology

HardiBlade Tools Up to 5x longer cutting life than other carbide tipped blades Developed in co-operation with power tool industry partners HardiShear?

Focused on: New raw materials light and durable New formulation development away from Hatschek norm New process development other fibre cement technologies Understanding durability in all climates Core Research

HardiTrim w/XLD Thickness and shape JH proprietary low density technology Advantaged fibre cement process Next Generation Platforms

Roofing Durability and performance Proprietary process, formula and materials Next Generation Platforms

Strategy and Integration IP Development and Analysis capabilities are integrated into all R & PD projects Strategy: Value = ER2P Integration: Intellectual Property Ensure O2P and O2E for all JH innovations Maximize value/$ for James Hardie's IP portfolio

Intellectual Property

Advantage

- Technology Drivers ~ Positioning of Product
  - Density
  - Performance
  - Ease of Use
- Granted Patents ~ Competitive Advantage
  - Patent applications quadrupled in 5 years
- Risk ~ Managing Escalating Costs
  - Strategic filing across geographies

FY03 Goals

10 New Provisional Applications
40 Pending Patent Applications
5 New Patents Granted

FY03 Results

8 New Provisional Applications
42 Pending Patent Applications
4 New Patents Granted (Total = 10)

FY04 Goals

10 New Provisional Applications
55 Pending Patent Applications
6 New Patents Granted (Total = 16)

Based on US filings

26

Key Granted Patent for FY 2003: US 6539643 "Surface Groove System for Building Sheets" Intellectual Property

Key Allowed Patent for FY 2003: US 20010047741 Intellectual Property "Fibre cement building materials with low density additives" Improved durability and performance Reduced Weight Improved workability

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Research and Development Technology Review May 2003

Global Manufacturing May 2003

Global Manufacturing Manufacturing Advantage Capital Efficiency($/sf) Manning(sf/man) Unit cost of production($/sf) Ability to deliver differentiated products Aligned Patterned Thick Scale to build purpose built machines Culture focused on operational and engineering step change

Global Manufacturing Hatschek Forming Machine

Global Manufacturing James Hardie's Manufacturing Vision is driven by: Unique proprietary technology Manufacturing excellence Engineering innovation Capacity construction

Global Manufacturing Manufacturing Excellence Safety Quality People Costs Output

Manufacturing Excellence Safety Striving for accident free culture Company incident rate = 5.0 YEM 06 goal of 2.0 incident rate Foundation programs in place Achievable with current effort US incident rate improved by 40% in YEM 02

Manufacturing Excellence Quality Traditionally, JH quality programs focused on product integrity In 2000, JH redesigned the US quality system to achieve world class results in not only product integrity, but also aesthetics Step change results achieved due to program Program currently being rolled out in all Asia Pacific plants and will be part of all expansions

Manufacturing Excellence People Continue to build a true performance based culture Performance driven Results Oriented Lean Performance based culture being implemented in Asia Pacific operations in support of our global business realignment HR organisation is being upgraded and refocused to deliver world class results in: Recruiting Training Development Performance Management

Manufacturing Excellence Costs Operations run cost programs consisting of: Product inefficiency Process inefficiency Zero-based manning Overtime management spending Yield Maintenance Compressible Cost programs supported by global purchasing manager

Manufacturing Excellence Output Actively managing to compress gap between plant rated designs and actual output created by process inefficiencies and product inefficiencies Program goal to eliminate gaps over next three years New plants to close all gaps within 24 months of startup Program produced 6% increase in capacity over all fully ramped up plants in the last 6 months

Global Manufacturing Engineering Innovations Created centralised process engineering to support: New product development and launch Efficiency gap closure Design change projects Implement next generation ideas into the business units Created next generation engineering to work on step- change forming platforms and operational philosophies JH has gone from 1 to 3 major forming platforms over the last 3 years.

Global Manufacturing Capacity Construction US growth requires addition of at least one major forming line per annum Business scale allows for specialty forming lines as appropriate Three major capacity addition projects have been completed in the last 6 months. Peru II, Waxahachie II, and Blandon II upgrade Waxahachie II commissioning is under way Blandon II commissioning June

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Global Manufacturing May 2003

USA Fibre Cement May 2003

A Quick History: 1991 - 1995 Commenced operations in 1990, with primary focus on roofing. A one plant, one line business in 1991. Shifted our focus from Roofing to Siding in 1992. Moved to a high throughput, low unit cost manufacturing. Strictly a sell and make approach. Revenue growth led to investments in new capacity

A Quick History: 1995 - 2000 Direct competition entered the market ... Etex (Cemplank) - 1989 ABTco - 1997 Temple Inland - 1998 CertainTeed - 2000 After realizing significant gains in process technology, we began to make advancements in product technology. Selected "Product Leadership" as our go-forward strategic driver. Started building significant marketing and product development capabilities onto our strong manufacturing and sales base capabilities.

A Quick History: Growth 0 200 400 600 800 1000 1200 1400 90 91 92 93 94 95 96 97 98 99 00 01 02 03 VOLUME (MMSF) 0 100 200 300 400 500 600 REVENUE (USDM) Volume Revenue Revenue growth continuing to outstrip volume growth

Organization: Approach Alignment around aggressive business goals Emphasis on growth Constantly changing game Step change vs. incremental improvements Capability (and cost) ahead of revenue Key leadership positions Marketing and Segment managers Regional Sales Managers Plant Managers Project Managers

Organization: Development Initially built superior organizational capabilities in manufacturing and sales Then focused on building similar capabilities in marketing and R&D Recruit from a wide range of related industries Recruit at all levels of the organization. Regularly fast-track high potential people Multi-tiered management development program in place Scaling-up sales and manufacturing capability for future growth

Overview: Strategy Aggressively grow the market for Fibre Cement Secure our desired overall market position while defending our share in existing market segments Leverage our superior technology to offer differentiated products and systems of superior value to those of competitors, to reduce direct price competition

Overview: Top-Line Growth Primary Demand Create awareness at the consumer level Target the builder and contractor (decision maker) Access the market thru traditional channels Category Share Brand program Differentiated product offering Long term price positioning Performance Indicators (Measurements) Revenue Growth EBIT Margin Manufacturing Capabilities

Overview: US Siding Market 13% of siding market vs. long term target of 35-40% Significant growth opportunity in vinyl category Initially took share from wood Now taking share from vinyl Cedar, stucco and masonry remain static Engineered wood category continues to decline

Overview: US Backer Market US Backer Market US Backer Market FC currently has 28% of the US backer board market JH has the leading position in the FC category

Overview: Products/ Segments Initially focused on new construction / planks Our exterior product portfolio now includes: A full wrap exterior bundle Siding, Trim and Soffits Repair & Remodel Big Boxes One Steppers Manufactured Housing Hardboard substitute Vinyl upgrade

Overview: Selling Price Managed average selling price up 11% in past five years Expanded our product lines Direct competition can't match Value price new products Not influenced by direct competition Price "base products" to hit target share Manage the price gap 400 410 420 430 440 450 460 470 480 490 FY99 FY00 FY01 FY02 FY03 USD PER MSF Average Selling Price $/msf

Overview: Markets

- Exteriors: Siding, Trim & Soffit
  - New Construction, R&R, MH
  - Established Markets: South
  - Emerging Markets: North
- Interiors: Backer board
  - Floors (1/4" market)
  - Walls (1/2" market)


WA
OR
ID
MT
ND
MN
WI
MI
NY
ME
NH
MA
RI
SD
WY
IA
PA
NJ
CA
NV
UT
CO
NE
IL
IN
OH
MD
DE
DC
WV
VA
KS
MO
KY
NC
TN
SC
AZ
NM
OK
AR
MS
AL
GA
TX
LA
FL
HI
North
South

Segments: New Construction We continue to increase our penetration in the new construction segment. We expect our share in this segment to continue to grow rapidly over the next 3 years

Segments: Repair & Remodel Significant opportunity for growth in the R&R segment Our penetration in this segment is increasing but is still quite low Big Boxes Home Depot Lowers One steppers Traditionally a vinyl channel

Segments: Factory Built Factory built homes account for 10% of new construction starts Positioning Wood substitute Vinyl Upgrade Approach Dedicated sales/marketing Program sell Continued growth despite depressed MH market

1997 1998 1999 2000 2001 2002 2003 Exterior Products: Siding Siding Growth Siding is the largest part of our business Our siding products continue to grow in all markets Expanding product range Penetration against Vinyl Repair and remodelling segment

Exterior Products: Harditrim Launched Harditrim in Nov 98 Positioning Durability and wood-like appearance Priced at a premium to other manufactured trims Allows increased thickness Timber like thickness now possible IP protection in place Demand ramping up faster than capacity Additional capacity planned for FY05 Mar-00 Mar-01 Mar-02 Mar-03 Capacity Constraint Trim Growth

Exterior Products: Soffits Soffit Growth 1997 1998 1999 2000 2001 2002 2003 Includes soffit panels, planks and premium vented soffit Launched vented soffit in 1999 Key markets: Pacific Northwest Texas Southeast High throughput JH automated manufacturing capacity now in place

Current State: South

- High share position in most markets
  - Major builders and dealers
- High awareness of the JH brand
  - Trade and consumers
- Continued growth
  - Smaller builders
  - More products per house
  - Rural markets


WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MS
MI
IN
KY
TN
AL
OH
GA
FL
SC
NC
VA
WV
PA
NY
ME
NJ
DE
MD
DC
RI
HI
North
South

Current State: South 1997 1998 1999 2000 2001 2002 2003 Southern Division Growth FC accounts for 1/3 of siding sales in the sunbelt. The Southern division currently accounts for over 80% of our exterior products sales. We are targeting a 7% - 15% growth band in the South.

Current State: North

Emerging market opportunity

- Vinyl belt
- High population
- 30% of housing starts
- 40% of existing housing stock
- 4 billion sq. feet siding market



WA
OR
CA
ID
NV
UT
AZ
MT
WY
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
WV
VA
PA
NY
ME
NH
RI
NJ
DE
MD
DC
HI
North
South

Strategy: Segment the single family construction based on house value Target move-up and luxury homes Position Hardiplank as a viable upgrade to vinyl Tactics: Accelerate awareness at the consumer level (marketing) Align channel: actively manage "on the wall" cost (field sales) Leverage the early conversions thru partnering programs with the builders (sales/marketing) Current State: North

Results to Date... moving along the S - Curve Current State: North YEAR FY07 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 Actual Growth We are targeting a 35% - 50% growth band in the North

Mar-90 Mar-91 Mar-92 Mar-93 Mar-94 Mar-95 Mar-96 Mar-97 Mar-98 Mar-99 Mar-00 Mar-01 Mar-02 Mar-03 Volume Growth Interior Products: Backer

Existing Growth - Hardibacker(r) 250 Existing Hardibacker(r) launched 1990 Used as substrate for ceramic tiles Mostly used on wet area floors e.g. bathrooms Limited use on wall applications Initially strong in R&R applications, now growing in new construction Broad distribution in Pro Tile and Retail channels Hardibacker: Floors

Hardibacker: Opportunity We currently have the leading position in the 1/4" market

Future Growth We have 10% of the 1/2" backer market Vs. target of > 40% Hardibacker: Future Growth Hardibacker: Future Growth

G-2 Volume Growth FY97 FY98 FY99 FY00 FY01 FY02 FY03 "G2" technology is: 35% easier to cut using score and snap method 35% easier to nail 15% lighter therefore much easier to handle and work with ideal for walls opens up the Gypsum and lumber channels and is exclusive to JH Roll out is going well Future Growth - Hardibacker(r) 500 Hardibacker: Walls

Channels: Big Boxes Backer - 100% of 1500 Stores Siding - 48% or 720/1500 Stores Backer - 100% of 850 Stores Siding - 65% or 553/850 Stores We continue to grow rapidly in the retail channel Backer - 2350/2350 Stores - 100% Siding - 1273/2350 Stores - 54% Retail Growth FY00 FY01 FY02 FY03

Channels: Traditional Lumber Primarily Pro-dealers Retail outlet for builders, contractor and remodelers Specialise on medium to large tract builders Also provide service to small custom builders We use this channel as an extension of our field sales to reach tract and custom builders Build awareness Sell to medium size builders South: Traditional channel for siding in wood markets Continued hardboard conversion Access to rural markets North: Access to rural vinyl markets Focus on key regional pockets to get conversions

Channels: One Steppers Traditionally a Vinyl Channel Buys directly from manufacturer and sells directly to end users The largest piece of the vinyl pie Early stages of a roll out with both national and regional participants Focus on selling in the living room

Business Update Targets 20% Revenue Growth 20% EBIT/Revenue Ratio

Business Overview Volume - 22% CAGR in Last 5 years. 0 200 400 600 800 1000 1200 1400 FY99 FY00 FY01 FY02 FY03 MMSF

Revenue - 25% CAGR in Last 5 years Business Overview

Business Overview Price - Last 5 years 400 410 420 430 440 450 460 470 480 490 FY99 FY00 FY01 FY02 FY03 USD PER MSF

Business Overview Cost Normalised like for like factory costs continue to decline Brought on new capacity Waxahachie, Cleburne XLD, Summerville and Peru Funding several key growth initiatives Market Development - R&R, Retail etc Product Development - Roofing, Fencing, Harditex, etc

Revenue Per Employee

Margins - Last 5 years EBIT - CAGR 33% Business Overview Business Overview

Continue to substitute FC for existing materials in exterior & interior construction applications. Use our superior FC technology & manufacturing capability to develop new products in a high throughput/low unit cost environment. Increase and upgrade our manufacturing capability. Manage distribution to have efficient access to all customer segments. Continue to reduce our delivered cost to market. Going Forward

Based on: Large market opportunity Superior value proposition for target customers Proprietary and/or protected technology Current R&D investments point to large upsides Significant organisational advantages Focused strategy and organisational effort Installed capacity and market position Sustainable Growth Model

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

USA Fibre Cement May 2003

ANZ Fibre Cement May 2003

ANZ FC History: 1900 - 2003 Commenced operations in early 1900's Entered NZ market in 1940's Commercialised non-asbestos platform in mid-1980's Entered the US market in 1990 Direct Competition entered the market in 1995 Factory Australia investments in 1999 Closed high cost Perth facility in 2001

Current Situation: 2003 A differentiated business making good returns Clear market leader Differentiated product offering Superior manufacturing capabilities Well positioned for growth through product leadership Increasing business capabilities through implementation of programs and technology developed for, and proven in, the US business.

ANZ FC Financials FY01 FY02 FY03 Volume - mmsf 239.3 239.6 270.5 Revenue - A$M's $230.7 $226.9 $259.8 EBIT - A$M's $38.7 $44.3 $48.3 EP - A$M's $12.4 $15.4 $24.8 Av Price - A$ per 000sf $964.3 $947.0 $960.4

Organization: Approach Restructured around growth initiatives Flattened structure Greater market focus BAU separate from growth initiatives Aligned globally Shifting more emphasis to step change opportunities Single business approach Utilising a few key US trained managers in the ANZ organization to accelerate the transfer of capabilities developed for the US business

Business Strategy Grow the market for Fibre Cement Secure our desired overall market position while defending our share in existing market segments Leverage our superior technology to offer differentiated products and systems of superior value to those of competitors

ANZ Growth Primary Demand Increase consumer awareness and perception of JH Upgrade our capability to target builder needs Continue to access the market thru traditional channels Category Share Brand program Differentiated product offering Long term price positioning Performance Indicators (Measurements) Revenue Growth Brand Preference EBIT Margin

Source: JHBP (USA) Market Analysis ANZ Building Materials Market Other Building Materials 98% Fiber Cement 2%

Single Detached 35% Multi Family 5% Renovation 45% Other 5% Commercial 10% ANZ Segments

Plaster Product Split - based on volume Internal Linings 30% Columns 3% Weatherboards 10% Flooring 9% Fence 9% Eaves 15% 11% Panel 13% ANZ Product Mix

Shift to a growth model Leverage capabilities and technologies developed for the US business to deliver increased customer value Upgrade organisational capabilities Increase the emphasis on performance (winning) Continue to reduce our delivered cost to market ANZ Going Forward

Based on: Strong market position with growth upside Superior value proposition for target customers Proprietary and/or protected technology Current R&D investments point to large upsides Significant organisational opportunities Focused strategy and organisational effort Installed low cost capacity ANZ Growth Model

Philippines and Asia May 2003

Manufacturing plant commissioned 1999 FY03 sales US$18 million, EBIT slightly positive Fibre cement as substitute for plywood 25% market share domestically Established low cost regional manufacturing hub Low GDP per capita is an obstacle for developing a differentiated JH business model. Philippines and Asia

Philippines and Asia Other regional industry participants run commodity FC strategies utilising very basic technology Future JH investment would target higher GDP markets, with more highly differentiated product offerings

Philippines and Asia

Volume & Revenue


FY02
FY03
Revenue (USDM)
Volume (mmsf)
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

Cost of Goods Sold $/msf


FY02
FY03
COGS
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

Chile and South America May 2003

Chile and South America Manufacturing plant commissioned 2001 Low cost manufacturing, rapid market penetration 23% share of flat sheet market already achieved Currently operating at EBIT breakeven Plant has been certified to import US products

The current market share leader has not provided appropriate industry leadership since the JH entry. Small FC industry participants with substandard capabilities are limiting the category's potential. Markets outside of Chile are less attractive due to economic uncertainties and the continued use of asbestos. Future JH investments would be based on the need to develop the market position necessary to shift the industry to a profitable model. Chile and South America

Chile and South America

Volume & Revenue



FY02
FY03
Revenue (USDM)
Volume (mmsf)
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

Cost of Goods Sold $/msf



FY02
FY03
COGS
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4

Europe May 2003

European Market Entry Develop a volume flat sheet business in Europe Existing products redesigned for the local markets New products and/or applications Pan European approach Focused market development in the UK and France Phased Investment Regional manufacturing capability Develop and leverage "Newco" organizational capabilities

European Market Entry The investment is in developing a JH business model, rather than participating in the marginally profitable existing FC industry Differentiated products Hardibacker G2 XLD Trim ColorPlus Siding Business and organisational capabilities are in place and we are currently selling small quantities of product in target markets

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

ANZ Fibre Cement May 2003

Hardie(r)Pipe May 2003

Position as an RCP equivalent $2 billion US industry and A$ 160 million Aus. industry Provide the superior pipe products in mid-diameter range, between plastic & RCP (Light, Long, Strong - lower installed cost) High throughput/high yield manufacturing National Business Business Case

Current Situation Market recognizes the superior value of Hardie Pipe versus RCP Product mix meets market needs 15% share of target Florida market 15% share of target Australian market US Plant capacity is greater than design, but the process learning curve was underestimated Standards approvals are much more political than anticipated, slowing move towards consistent global and national standards Compounded by questionable tactics of competitors

We don't believe that current market prices are sustainable by the competition RCP industry currently achieves 10% EBIT/Revenue At 10% EBIT/Rev, RCP, could not profitably sustain current market pricing FL avg. price = $255/ton USA national avg. RCP price = $350/ton Pricing

Installed Cost of Hardie Pipe Longer lengths allow higher production rates; average increase is from 200 If/day to 400 If/day a saving of 25% 50 100 200 300 400 500 600 700 800 900 Production Rate (LF/day) Installed Cost

Manufacturing Currently working on next generation design Mini-mill Significant improvement in capital efficiency Significant improvement in manning requirements

Manufacturing Cost Hardie Pipe's superior product is cost advantaged up to 36" diameter 12" 15" 18" 24" 30" 36" Hardie Pipe RCP Production Cost Diameter

ASTM C 1450 - Recent revisions aimed at improving quality standards passed in spite of the objection of the ACPA FDOT - Remain fully behind the product, and are working to further recognize the unique characteristics of Hardie(r)Pipe AS 4139 - Revised standard recognising the superior in ground strength and performance of Hardie(r)Pipe has met committee approval with the lone dissenting vote coming from the CPAA AASHTO - Preparing standard proposal that recognises Hardie Pipe's superior in ground strength and performance over competitive materials Approvals

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Hardie(r)Pipe May 2003

Artisan Roofing May 2003

$12.5M CER approved in 02 Pilot plant Fontana, CA 25mmsf Prove scalability of roofing technology Manufacturing Durability

Product 5/16" to 5/8" taper Positioning Wood shake and natural slate substitute 25 year warranty 4 P's

Price Equivalent to concrete tile Place (Distribution) One step roofing distribution Southern California only 4 P's

Over 13 billion square feet of residential roofing systems were installed in 2000 Source: NAHB 1999, 00, 01, Freedonia 2001 Pacific Region South Central Region South East Region North Central Region North Central Region 2.3 billion sq. ft. 3.1 billion sq. ft. 3.3 billion sq. ft. 2.0 billion sq. ft 2.4 billion sq. ft. Market Opportunity

Target Market 2.1 billion sq.ft. of opportunity (coverage) Target wood shake and products that compete for wood shake re-roof market share Key attributes Nailable Walkable Fire resistant Durable

Update Construction completed on schedule Commissioning began early March Production trials mid April Saleable product in June Operations

Flexible Ridge Slate Initial trials look promising Product Development

QUESTIONS?

Disclaimer This presentation contains forward-looking statements. Words such as "believe,'' "anticipate,'' "plan,'' "expect,'' "intend,'' "target,'' "estimate,'' "project,'' "predict,'' "forecast,'' "guideline,'' "should,'' "aim'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Artisan Roofing May 2003